UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Drinks Americas Holdings, Ltd.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

26205U101
(CUSIP Number)

October 29, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

¨ Rule 13d-1(b)

ý Rule 13d-1(c)

¨ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons.	Enable Capital Management, LLC
		(a) ☐
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization	Delaware

NUMBER OF	(5) Sole Voting Power	5,681,211
SHARES
BENEFICIALLY	(6) Shared Voting Power	0
OWNED BY EACH
REPORTING	(7) Sole Dispositive Power	5,681,211
PERSON WITH
	(8) Shared Dispositive Power	0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	5,681,211

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	¨

(11)	Percent of Class Represented by Amount in Row (9)	7.0%

(12)	Type of Reporting Person (See Instructions)	OO

(1)	Names of Reporting Persons.	Mitchell S. Levine
		(a) ☐
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization	United States

NUMBER OF	(5) Sole Voting Power	5,681,211
SHARES
BENEFICIALLY	(6) Shared Voting Power	0
OWNED BY EACH
REPORTING	(7) Sole Dispositive Power	5,681,211
PERSON WITH
	(8) Shared Dispositive Power	0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	5,681,211

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	¨

(11)	Percent of Class Represented by Amount in Row (9)	7.0%

(12)	Type of Reporting Person (See Instructions)	IN

(1)	Names of Reporting Persons.	Enable Growth Partners, L.P.
		(a) ☐
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization	Delaware

NUMBER OF	(5) Sole Voting Power	4,890,244
SHARES
BENEFICIALLY	(6) Shared Voting Power	0
OWNED BY EACH
REPORTING	(7) Sole Dispositive Power	4,890,244
PERSON WITH
	(8) Shared Dispositive Power	0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	4,890,244

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	¨

(11)	Percent of Class Represented by Amount in Row (9)	6.0%

(12)	Type of Reporting Person (See Instructions)	PN

Item 1(a).  Name of Issuer:

                   Drinks Americas Holdings, Ltd.

Item 1(b).  Address of Issuer’s Principal Executive Offices:

                   372 Danbury Road, Wilton, CT 06897

Item 2(a).  Names of Persons Filing:

                   Enable Capital Management, LLC (“ECM”)

                   Enable Growth Partners, L.P. (“EGP”)

                   Mitchell S. Levine

Item 2(b).  Address of Principal Business Office or, if none, Residence:

                   The principal business address of the reporting persons is One Ferry Building, Suite 255, San Francisco, CA 94111.

Item 2(c).  Citizenship:

                   Reference is made to Item 4 of pages 2, 3 and 4 of this Schedule 13G (this “Schedule”), which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities:

                   Common Stock, $0.001 par value

Item 2(e).  CUSIP Number:

                   26205U101

Item 3.      If this statement is filed pursuant to §§240.13d -1(b) or 240.13d -2(b) or (c), check whether the person filing is a:

¨	(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
¨	(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
¨	(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
¨	(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-
¨	(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
¨	(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
¨	(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
¨	(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
¨	(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
¨	(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.      Ownership.

                   Reference is hereby made to Items 5-9 and 11 of pages 2, 3 and 4 of this Schedule, which Items are incorporated by reference herein.

                   The securities to which this Schedule relates (the “Securities”) are owned by certain investment limited partnerships, including EGP, and other client accounts, for which ECM serves as general partner and/or investment manager. ECM, as EGP’s and those other investment limited partnerships’ and client accounts’ general partner and/or investment manager, and Mitchell S. Levine, as managing member and majority owner of ECM, may therefore be deemed to beneficially own the Securities owned by EGP and such other investment limited partnerships and client accounts for the purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), insofar as they may be deemed to have the power to direct the voting or disposition of those Securities.

                   Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that ECM or Mr. Levine is, for any other purpose, the beneficial owner of any of the Securities, and each of ECM and Mr. Levine disclaims beneficial ownership as to the Securities, except to the extent of his or its pecuniary interests therein.

                   Under the definition of “beneficial ownership” in Rule 13d-3 under the Act, it is also possible that the individual general partners, executive officers, and members of the foregoing entities might be deemed the “beneficial owners” of some or all of the Securities insofar as they may be deemed to share the power to direct the voting or disposition of the Securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the Securities, and such beneficial ownership is expressly disclaimed.

                   The calculation of percentage of beneficial ownership in item 11 of pages 2, 3 and 4 was derived from the Issuer’s Form 10-Q Quarterly Report filed with the Securities and Exchange Commission on September 18, 2008, in which the Issuer stated that the number of shares of its common stock outstanding as of September 15, 2008 was 81,338,224 shares.

Item 5.      Ownership of Five Percent or Less of a Class

                   Not Applicable

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

                   ECM serves as general partner and investment manager to certain investment limited partnerships, including EGP, and other client accounts that have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s common stock. Other than EGP, no individual client’s holdings exceed five percent of that common stock.

Item 7.      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                   Not Applicable

Item 8.      Identification and Classification of Members of the Group

                   Not Applicable

Item 9.      Notice of Dissolution of Group

                   Not Applicable

Item 10.    Certification

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

                   After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2009	ENABLE CAPITAL MANAGEMENT, LLC
By: /s/ Mitchell S. Levine
Mitchell S. Levine, its Managing Member
ENABLE GROWTH PARTNERS, L.P.
By: Enable Capital Management, LLC, its General Partner
By: /s/ Mitchell S. Levine
Mitchell S. Levine, its Managing Member
MITCHELL S. LEVINE
/s/ Mitchell S. Levine
Mitchell S. Levine

EXHIBIT INDEX

Exhibit A	Joint Filing Undertaking	Page 8

EXHIBIT A

JOINT FILING UNDERTAKING

                   The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: February 12, 2009	ENABLE CAPITAL MANAGEMENT, LLC
By: /s/ Mitchell S. Levine
Mitchell S. Levine, its Managing Member
ENABLE GROWTH PARTNERS, L.P.
By: Enable Capital Management, LLC, its General Partner
By: /s/ Mitchell S. Levine
Mitchell S. Levine, its Managing Member
MITCHELL S. LEVINE
/s/ Mitchell S. Levine
Mitchell S. Levine